EXHIBIT 12.1

Statement re: Computation of Ratios (in thousands, except ratio of earnings)

	Years ended
	July 3, 2005	June 27, 2004	June 29, 2003
Income (loss) from continuing operations before taxes	$16,485	$1,428	$(62,394)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	8,355	8,354	8,191
Interest included in rent	2,300	2,400	2,700

Total fixed charges from continuing operations	10,655	10,754	10,891

Income (loss) before taxes and fixed charges	$27,140	$12,182	$(51,503)

Deficiency of earnings (as defined) to fixed charges	—	—	$(62,394)

Ratio of earnings to fixed charges (1)	2.55	1.13	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense that we believe to be representative of interest. Earnings were inadequate to cover fixed charges in fiscal 2003.